Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: November 8, 2004

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Swisscom sells stake in Infonet Services Corporation
SIGNATURES

Press Release

Swisscom sells stake in Infonet Services Corporation

Swisscom is to sell its stake in Infonet Services Corporation (ISC) to British Telecommunications PLC (BT). Headquartered in the USA, ISC is a global provider of voice and data communications solutions . In return for the sale of its 17.7% holding in ISC, Swisscom will receive approximately USD 170 million in 2005. Swisscom has been managing its interest in ISC as a financial participation for some time.

Swisscom has held a stake in ISC, the global provider of voice and data solutions for multinational companies, since 1989. ISC posted revenue of USD 622 million in the last financial year and has been listed on the New York Stock Exchange since December 1999. ISC’s other major shareholders — KPN, Telefonica, Telstra, TeliaSonera and KDDI — are also now selling their stakes to BT.

The minority holding in ISC offers Swisscom limited options and constrains its ability to influence business direction and management. Swisscom has therefore been managing its interest in ISC as a financial participation to date, and has now decided to realise the value of the holding.

In BT, Swisscom has found an investor who will continue to develop ISC’s business. Continuity of service to customers in Switzerland will be ensured by extending existing distribution contracts with ISC. Infonet Schweiz AG, in which Swisscom still holds a 90% stake, will continue in operation and existing customer relations will not be affected.

The proceeds of around USD 170 million, to be realised in 2005 from the sale of Swisscom’s stake in ISC, will raise equity free cash flow (the basis on which Swisscom’s dividend policy is determined) by this same amount. The parties have agreed not to disclose any further details of the transaction. The takeover is subject to approval from anti-trust authorities. The transaction is expected to be completed during the first half of 2005. Additional information on Infonet Services Corporation is available at www.infonet.com.

Berne, 8 November 2004

Swisscom Ltd Group Media Relations 3050 Berne	Phone +41-31-342 91 93 Fax +41-31-342 06 70	www. swisscom.com media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: November 8, 2004	by: /s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel Head of Corporate & Financial Law